SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 000-17861

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Unaudited Interim Financial Statements of

UNILENS VISION INC.

At September 30, 2009 and for the

Three months ended September 30, 2009 and 2008

Report date – November 20, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

Largo, Florida

We have reviewed the accompanying consolidated balance sheet of Unilens Vision Inc. as of September 30, 2009 and the related consolidated statements of operations and changes in accumulated deficit, and cash flows for the three-month periods ended September 30, 2009 and 2008. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unilens Vision Inc. as of June 30, 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated September 30, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

November 20, 2009

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

September 30, 2009 (Unaudited) and June 30, 2009

(Expressed in U.S. Dollars)

	September 30, 2009	June 30, 2009
ASSETS
Current
Cash and cash equivalents	$1,648,798	$1,178,626
Certificates of deposit	500,000	500,000
Accounts receivable, net of allowance of $262,256 and $278,030 at September 30, 2009 and June 30, 2009, respectively	886,941	971,523
Royalties and other receivables	773,060	764,890
Inventories (Note 4)	686,848	849,898
Prepaid expenses	63,918	49,322
Deferred tax asset – current	378,300	664,800

Total current assets	4,937,865	4,979,059

Property, plant, and equipment, net of accumulated depreciation of $5,125,456 and $5,084,211	340,528	378,847

Other assets	176,166	70,055

Deferred tax asset	332,558	321,700

Total assets	$5,787,117	$5,749,661

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$375,013	$315,606
Accrued wages and employee benefits	302,317	425,549
Deferred income	269,149	248,724
Other accrued liabilities	62,765	66,433

Total current liabilities	1,009,244	1,056,312

Total liabilities	1,009,244	1,056,312

Stockholders’ equity
Capital stock
Preference “A” shares, par value $10 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715	27,627,581	27,627,581
Additional paid-in capital	8,970	8,970
Deficit	(22,858,678)	(22,943,202)

Total stockholders’ equity	4,777,873	4,693,349

Total liabilities and stockholders’ equity	$5,787,117	$5,749,661

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

(Unaudited)

For Three Months Ended September 30, 2009 and 2008

(Expressed in U.S. Dollars)

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008
Sales	$1,683,673	$1,761,526
Cost of sales	961,371	935,132

Gross profit	722,302	826,394

Expenses:
Administration	318,910	355,348
Research and development	19,360	20,082
Sales and marketing	364,939	396,531

	703,209	771,961

Income from operations	19,093	54,433

Other items:
Royalty income	767,676	713,397
Other income	468	2,585
Remeasurement income (expense)	535	(4,427)
Interest income	2,958	2,271

	771,637	713,826

Income before income tax expense	790,730	768,259
Net income tax expense	296,642	301,892

Net income for the period	494,088	466,367
Deficit, beginning of period	(22,943,202)	(21,809,857)
Dividends paid	(409,564)	(1,774,779)

Deficit, end of period	$(22,858,678)	$(23,118,269)

Net income per common share:
Basic	$0.11	$0.10

Diluted	$0.11	$0.10

Weighted average number of common shares outstanding during the period:
Basic	4,550,715	4,550,715
Effect of dilutive options	5,371	6,405

Diluted	4,556,086	4,557,120

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For Three Months Ended September 30, 2009 and 2008

(Expressed in U.S. Dollars)

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$494,088	$466,367
Items not affecting cash:
Depreciation and amortization	41,245	49,608
Deferred tax expense	275,642	301,892
Remeasurement (gain) loss	(535)	4,427
Change in non-cash working capital items (Note 5)	71,687	(115,611)

Net cash provided by operating activities	882,127	706,683

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(2,926)	(32,600)

Net cash used in investing activities	(2,926)	(32,600)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock dividends paid	(409,564)	(1,774,779)

Net cash used in financing activities	(409,564)	(1,774,779)

Change in cash and cash equivalents during the period	469,637	(1,100,696)
Effect of exchange rate changes on cash and cash equivalents	535	(4,427)
Cash and cash equivalents, beginning of period	1,178,626	1,603,476

Cash and cash equivalents, end of period	$1,648,798	$498,353

Cash paid during the period for interest	$—	$—

Cash paid during the period for income taxes	$21,000	$—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2009

(Expressed in U.S. Dollars)

The accompanying consolidated financial statements (the “Financial Statements”) for the interim periods ended September 30, 2009 and 2008 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principles generally accepted in Canada, and iii) are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2009. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1. CAPITAL STOCK

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

The table below shows all Company dividends paid from August 1, 2008.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090
Quarterly	11/2/2009	11/13/2009	11/27/2009	$0.090

The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

	Three Months Ended September 30, 2009		Three Months Ended September 30, 2008
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding
Balance beginning of period	4,550,715	$27,627,581	4,550,715	$27,627,581
Exercise of options for cash	—	—	—	—
Common stock repurchased	—	—	—	—

Balance end of period	4,550,715	$27,627,581	4,550,715	$27,627,581

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

(Expressed in U.S. Dollars)

2. STOCK-BASED COMPENSATION, STOCK OPTIONS AND STOCK

Stock-based payments are recorded using the fair value method of accounting for stock options. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the periods ended September 30, 2009 and 2008 since no options were granted during the periods, and all options outstanding at the beginning of the periods were fully vested.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any twelve-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any twelve-month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated. The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the period ended September 30, 2009:

	Number of Options	Weighted Average Exercise Price (1)
Outstanding, beginning of year	17,500	$2.07

Exercised	—	—

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of period	17,500	$2.07

Options exercisable, end of period	17,500	$2.07

(1)	For the purpose of calculating the weighted average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

(Expressed in U.S. Dollars)

The weighted-average grant date fair value of stock options granted during the three months ended September 30, 2009, was $0.00 because there were no options granted.

There was no cash proceeds, related to options exercised during the three months ended September 30, 2009, as there were no options exercised.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at September 30, 2009:

Number of Options	Vested	Exercise Price	Expiry Date
17,500	17,500	US$2.07	January 4, 2010

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant. There were no options granted during the three months ended September 30, 2009 and 2008.

3. INCOME PER COMMON SHARE

Basic income per common share is calculated by dividing the income for the period by the weighted-average number of common shares outstanding during the period.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

4. INVENTORIES

	As at September 30, 2009	As at June 30, 2009
Raw materials	$277,984	$275,454
Work in progress	17,918	22,039
Finished goods	423,857	593,616

	719,759	891,109
Less allowance for obsolescence	32,911	41,211

	$686,848	$849,898

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

(Expressed in U.S. Dollars)

5. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008
Cash provided by (used in):
Accounts and royalties and other receivables	$76,413	$(102,287)
Inventories	163,050	60,778
Prepaid expenses and other assets	(120,707)	(30,534)
Accounts payable and accrued liabilities	(47,069)	(43,568)

Change in non-cash working capital items	$71,687	$(115,611)

6. SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the three months ended September 30:

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008
Disposable lenses	$1,047,895	$976,187
Custom soft lenses	298,793	320,423
Gas permeable lenses	142,478	121,529
Replacement and other lenses	194,507	343,387

Total sales	$1,683,673	$1,761,526

7. LINE OF CREDIT

At September 30, 2009, the Company had a line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent. This line of credit was collateralized by all assets of Unilens Corp. USA, excluding, a Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company was required to meet certain customary financial covenants. The Company was in compliance with the financial covenants and did not have any outstanding balances under this line of credit during the periods ended September 30, 2009. On November 1, 2009 this line of credit expired.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

(Expressed in U.S. Dollars)

8. CERTIFICATE OF DEPOSIT

In February and April 2009, the Company invested in 9-month risk free FDIC insured certificates of deposit with its primary bank. With the risk free certificate of deposit, after the first six days of the account term, any early withdrawal fee is waived when the amount withdrawn is reinvested in any deposit account of the primary bank.

9. RECENT ACCOUNTING STANDARDS

The FASB amended ASC Topic 105, Generally Accepted Accounting Principles. The FASB Accounting Standards Codification (the “Codification or ASC”) became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All of the Codification’s content carries the same level of authority, and the U.S. GAAP hierarchy will be modified to include only two levels: authoritative and nonauthoritative. Topic 105 was effective for the company as of July 1, 2009 and did not have a material effect on its consolidated financial statements.

The FASB amended ASC Topic 825, Financial Instruments, and ASC Topic 820, Fair Value Measurements and Disclosures. These standards are effective for reporting periods ending on or after June 15, 2009, although early adoption will be permitted under some conditions and can be applied for periods ending on or after March 15, 2009. The Company adopted these standards beginning April 1, 2009. The adoption of these standards did not have a material impact on the Company’s financial statements or condition.

The FASB amended ASC Topic 805, Business Combinations. ASC Topic 805 establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration and certain acquired contingencies. ASC Topic 805 also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination.

ASC Topic 805 also establishes a model to account for certain pre-acquisition contingencies. Under ASC Topic 805, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer should follow the recognition criteria in ASC Topic 450, Contingencies, and ASC Topic 450-20, Loss Contingencies. ASC Topic 805 was effective for the Company beginning January 1, 2009, and will apply prospectively to business combinations completed subsequent to that date. The impact of the adoption of ASC Topic 805 will depend on the nature of acquisitions completed after the effective date of this pronouncement.

The FASB amended ASC Topic 810, Consolidation. This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as a minority interest). This standard also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of this standard, the Company would be required to report any noncontrolling interests as a separate component of shareholder’s equity. The Company would also be required to present any net income allocable to noncontrolling interests and net income allocable to the shareholders of the Company separately in its consolidated statement of operations. ASC Topic 810 is effective for the Company on January 1, 2009. ASC Topic 810 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of ASC Topic 810 shall be applied prospectively. ASC Topic 810 would have an impact on the presentation and disclosure of the noncontrolling interest of any non-wholly owned business acquired in the future.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

(Expressed in U.S. Dollars)

The FASB amended ASC Topic 855, Subsequent Events. ASC Topic 855 establishes authoritative accounting and disclosure guidance for recognized and non-recognized subsequent events that occur after the balance sheet date but before the financial statements are issued. ASC Topic 855 also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC Topic 855 was effective for the Company on June 30, 2009 and had no impact on its consolidated financial statements.

Other recent pronouncements issued by the FASB, the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

10. INTERNATIONAL FIANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transition period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 20, 2009, the date which the unaudited interim consolidated financial statements were issued.

On November 9, 2009, the Company announced that it had entered into a Stock Purchase Agreement in which it agreed to repurchase 2,188,861 shares of its common stock, representing approximately 48% of it’s outstanding shares from it’s largest shareholder UniInvest Holding AG in Liquidation for an aggregate purchase price of $6,894,912 or $3.15 per share.

The transaction is expected to close in the first quarter of calendar year 2010, and is subject to the Company receiving minority shareholder approval in accordance with TSX Venture Exchange policy as well as UniInvest Holding AG in Liquidation satisfying certain requirements under the Swiss Federal Statute on Debt Enforcement and Bankruptcy.

The Company will fund the transaction primarily through a $6.9 million 5-year term loan facility and a $1.5 million line of credit provided to the Company’s wholly owned subsidiary Unilens Corp., USA, by Regions Bank, facilitated by the Company’s investment bankers, Hyde Park Capital Partners. The loan facility and line of credit bear a floating interest rate consisting of a premium over LIBOR and is secured by assets of the Company.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending September 30, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 20, 2009

Signature:	/s/ MICHAEL J. PECORA
Michael J. Pecora, Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i) Controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Leonard F. Barker, Chief Financial Officer of Unilens Vision Inc., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending September 30, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 20, 2009

Signature:	/s/ LEONARD F. BARKER
Leonard F. Barker, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i) Controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – September 30, 2009

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2009 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) custom soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a multifocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The C-Vue 1 Day ASV lens is a daily disposable soft contact lens with no required daily cleaning or care required. The lenses may be worn for a day and then just simply thrown away. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that the C-Vue multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of our future sales. Our custom soft lens lines consists of the following: the C-Vue Toric, the C-Vue Custom Toric Multifocal, designed for patients with an astigmatism that require bifocal correction and the C-Vue multifocal, a highadd multifocal, all available in our Advanced line of biocompatible materials. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; the LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses and the Sof-Form single vision lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the, Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

We license, manufacture, distribute and market specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

The following MDA is for the quarter ended September 30, 2009 (the “Current Quarter”) and includes relevant information up to November 20, 2009 (the “Report Date”).

Overall Performance

Revenue derived from our disposable lens segment including our C-Vue disposable multifocal, continues to increase, and accounts for approximately 62% of our Current Quarter revenue. Revenue derived from our custom soft lens segment decreased, reflecting decreases in the sales of our traditional toric multifocal lenses, but primarily due to the launch of the new C-Vue Advanced Toric Multifocal lens, which features free trial lenses to practitioners, delaying revenue recognition until the contact lens fit is finalized and revenue lenses are ordered. We expect sales in this segment to steadily increase as practitioners convert trial fits to revenue lenses. We experienced sales growth in our gas permeable product segment, primarily due to the additional sales from our recently acquired Aero Contact Lens brands, which added approximately 17% to our gas permeable segment sales change for the Current Quarter. Sales from our replacement and other lens category decreased by 43% due to the expected decline in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 13% of the decrease in the Current Quarter. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow, showing a 7.6% increase in the Current Quarter. During the Current Quarter we remained debt free, and paid a total of $409,564 in regular quarterly common stock dividends.

Income before income taxes for the Current Quarter increased by $23 thousand to $791 thousand from $768 thousand in the Prior Quarter, primarily resulting from the increase in royalty income in the Current Quarter. Income from operations in the Current Quarter decreased by $35 thousand as compared to the Prior Quarter primarily due to less sales and lower gross margin offset by lower expense ratios. As of September 30, 2009 we had positive working capital of $3.9 million, which represents an increase of $0.1 million compared to the Prior Quarter. The increase in working capital was principally due to an increase in cash primarily from the payment of only the regular quarterly cash dividend of $.09 per share, and an increase in deferred income offset by decreases in inventory, receivables and current tax assets.

At the end of the Current Quarter we had stockholders’ equity of $4.8 million representing an increase of $0.1 million compared to fiscal year end 2009. The increase in stockholders’ equity was primarily from income before income taxes of $0.8 million (primarily from royalty income) net of income taxes of $0.3 million, offset by cash dividend payments totaling $0.4 million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements for the fiscal years ended June 30, 2009, 2008, and 2007. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2009 ($)	2008 ($)	2007 ($)
Income Statement Data
Revenues	6,724,181	6,665,566	6,370,930
Income from operations	184,171	24,818	14,785
Income before tax expense	3,001,179	2,636,652	2,179,742
Income for the year	1,870,127	1,630,592	1,309,961
Income per common share outstanding - basic and diluted:
Income for the year
Basic	0.41	0.36	0.29
Diluted	0.41	0.36	0.29
Dividends	3,003,472	3,003,472	2,134,552

As of June 30	2009 ($)	2008 ($)	2007 ($)
Balance Sheet Data
Total assets	5,749,661	6,784,128	7,987,808
Working capital	3,922,747	4,627,289	4,949,732
Long-term liabilities	—	—	—
Total liabilities	1,056,312	957,434	819,005
Capital stock	27,627,581	27,627,581	27,596,810
Stockholders’ equity	4,693,349	5,826,694	7,168,803

Comparability Factors for the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We received royalty payments totaling $2,874,028, $2,629,123, and $2,190,428 for the 2009, 2008 and 2007 Fiscal Years, respectively.

In the 2009, 2008 and 2007 Fiscal Years we recorded net income tax expense of $1,131,052, $1,006,060, and $869,781. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,550,715 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Dividends

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$ 336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$ 338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$ 338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,215
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$ 409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$ 409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$ 409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$ 409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,215
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$ 409,564
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090	$ 409,564
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090	$ 409,565
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090	$ 409,564
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090	$ 409,564
Quarterly	11/2/2009	11/13/2009	11/27/2009	$0.090	$ 409,564

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price	Expiry Date
17,500	17,500	US $2.07	January 4, 2010

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Quarter ending September 30, 2009 – None

Options granted by the Company during the Current Quarter ending September 30, 2009 – None

Shares in escrow or subject to pooling as at September 30, 2009 – None

Results of Operations

Current Quarter

During the three months ended September 30, 2009 (the “Current Quarter”) we earned income before tax of $790,730 compared to income before tax of $768,259 for the three months ended September 30, 2008 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $22,471 as compared to the Prior Quarter, was primarily due to (i) a decrease in gross profit of $104,092 (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $54,279 to $767,676 in the Current Quarter as compared to $713,397 in the Prior Quarter, (iii) an decrease in expenses of $68,752 as described below, and (iv) a increase in other items including interest income and other income of $3,532. After recording income tax expense of $296,642, we had net income of $494,088 or $0.11 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $466,367 or $0.10 per diluted share after recording income tax expense of $301,892.

Sales during the Current Quarter were $1,683,673, a decrease of $77,853 (4.4%), as compared to sales of $1,761,526 during the Prior Quarter. The disposable lens category increased by 7.3% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our custom soft lens category decreased 6.8%, reflecting decreases in the sales of our traditional toric multifocal lenses, but primarily due to the launch of the new C-Vue Advanced Toric Multifocal lens which features free trial lenses to practitioners, delaying revenue recognition until the contact lens fit is finalized and revenue lenses are ordered. We expect sales in this category to steadily increase as practitioners convert trial fits to revenue lenses. Our gas permeable lens category increased by 17.2%, primarily from additional sales from our acquisition in December 2008 of the Aero Contact Lens brands. Our gas permeable segment sales change for the Current Quarter excluding the Aero Contact Lens sales was flat compared to the Prior Quarter, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement and other lens category decreased by 43.4% due to the expected decline in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 13% of the decrease in the Current Quarter. Gross margin decreased to 42.9% in the Current Quarter compared to 46.9% in the Prior Quarter due primarily to sales mix changes in higher margin products and the new C-VUE Advanced Toric Multifocal free trial program launch during the Current Quarter.

The decrease in expenses during the Current Quarter, as compared to the Prior Quarter, was due to decreases in research and development expenses, administration expenses and sales and marketing expenses. As a percentage of sales, total Current Quarter expenses decreased 2.0% from 43.8% to 41.8%. Research and development expenses decreased $722 due primarily to lower consulting services. Administration expenses decreased $36,438 due to lower payroll and insurance expenses offset higher consulting expenses during the Current Quarter. Sales and marketing expenses decreased $31,592 primarily due to lower promotional spending and by lower payroll costs related to the lower sales.

During the Current Quarter we recorded income tax expense of $296,642 compared to income tax expense in the Prior Quarter of $301,892. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The effective tax rate for the Current Quarter was 37.5% compared to 39.3% in the Prior Quarter.

Seasonality

The results of operations for the Current Quarter are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31 historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	Sep 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,683,673	1,731,370	1,701,043	1,530,242	1,761,526	1,811,447	1,668,397	1,512,361
Operating income (loss) for the quarter	19,093	150,316	26,019	(46,597)	54,433	101,684	(2,596)	(88,282)
Income before tax expense	790,730	880,954	745,249	606,717	768,259	846,701	631,193	542,257
Income for the period	494,088	597,965	446,850	358,945	466,367	508,651	368,730	375,915
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.11	0.13	0.10	0.08	0.10	0.11	0.08	0.08
Diluted	0.11	0.13	0.10	0.08	0.10	0.11	0.08	0.08

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Comparability Factors for the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	Sep 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	767,676	759,813	734,249	666,569	713,397	740,482	628,993	646,849

In the quarter ending June 30, 2008 we recorded approximately $0.06 million in income tax expense that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of September 30, 2009, the Company had working capital of $3,928,621 representing an increase of $5,874 from our working capital at June 30, 2009. The increase in working capital was principally due to an increase in cash primarily from the payment of only a regular quarterly cash dividend of $.09 per share, and an increase in deferred income offset by decreases in inventory, receivables and current tax assets.

During the Current Quarter, we generated $882,127 positive cash from operations representing an increase of $175,444 from $706,683 generated during the Prior Quarter. Total capital additions and cash used during the Current Quarter for the purchase of capital additions was $2,926, a decrease of $29,674 from the Prior Quarter.

Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Quarter the Company’s C-Vue disposable products accounted for approximately 62% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

Speciality contact lenses continue to be the fastest growing segment of the contact lens market. Specialty lenses include toric, toric multifocal, and cosmetic lenses. We believe that our custom soft speciality lenses including our C-Vue multifocal for presbyopia, our C-Vue custom toric for correcting astigmatism and the C-Vue custom toric multifocal, will continue to grow due to market demographics favoring specialty lenses.

Risk Factors

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 58% of the Company’s Current Quarter sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, certificates of deposit, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate continued growth of our C-Vue brand specialty contact lenses to independent eye care professionals. We believe market demographics favoring specialty contact lenses will continue to drive our revenue and earnings growth. Over the next year we plan on adding new products to our C-Vue custom soft lens category utilizing advanced materials in a monthly disposable modality, such as the C-VUE Advanced Toric Multifocal monthly replacement lens which we launched in September 2009, which is made with an advanced hydration material and features a free trial program.

Current economic conditions in the United States, has restrained our growth. We are optimistic that the contact lens market and the specialty lens market in particular, will recover along with a recovery in the United States economy.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal quarter ended September 30, 2009, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at September 30, 2009 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Changes In Internal Controls

There were no changes in our internal controls over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

International Financial Reporting Standards

The Chief Financial Officer (“CFO”) and an accounting manager are leading the conversion to International Financial Reporting Standards (“IFRS”). The CFO and accounting manager are working with other members of the Company to develop and execute an implementation plan. An initial diagnostic review of significant IFRS differences is currently underway to identify the key areas, which are likely to be impacted by accounting policy changes. After which we will perform a more detailed review of the impact if IFRS on our consolidated financial statements and other areas of the Company. Any changes required to systems and controls will be identified as the project progresses.

Draft consolidated financial statements and disclosure information will be prepared for each quarter in 2010 and reporting under IFRS will commence in the first quarter of 2011. While we have begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:

Alfred W. Vitale	Michael J. Pecora – President & Chief Executive Officer
Nick Bennett	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Elizabeth J. Harrison
Michael J. Pecora

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ MICHAEL J. PECORA
MICHAEL J. PECORA
PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: November 20, 2009	By	/s/ LEONARD F. BARKER
	Name:	Leonard F. Barker
	Title:	Chief Financial Officer